NEWS RELEASE

March 1, 2018

Nevsun Receives Permit for Exploration Decline at Timok Project in Serbia

Vancouver, BC –Nevsun Resources Ltd. (TSX:NSU) (NYSE AMERICAN:NSU) (“Nevsun” or the “Company”) announced today it received the Decline Exploration Permit from the Serbian Ministry of Mining and Energy for the Timok Upper Zone project.

Peter Kukielski, Nevsun CEO, commented, “Our team has been working closely with the Ministry of Mining and Energy and other government agencies in Serbia over the past several months to achieve this significant milestone for the Timok Upper Zone project.  The pre-feasibility study remains on track for release at the end of Q1 2018, after which we expect to immediately proceed with the full feasibility study work.  We would like to thank the State of Serbia for their ongoing support of the project and our team in Serbia for their hard work in managing the permitting process.”

With this permit in place, the Timok project team will commence preparatory work and contracting for construction of the decline.  The exploration decline is expected to take approximately two years to reach the Timok Upper Zone orebody.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60.4% owner of the Timok Lower Zone in Serbia. The Timok Lower Zone is a partnership with Freeport-McMoRan Exploration Corporation (“Freeport”), which currently owns 39.6% and upon completion of any feasibility study, Nevsun Resources Ltd. will own 46% and Freeport will own 54%. Nevsun generates cash flow from its 60% owned copper-zinc Bisha Mine in Eritrea.  Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing Timok to production.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. All statements, other than statements of historical facts, are forward looking statements including statements with respect to the Company’s Timok Upper Zone Project in Serbia (the “Timok Project”).

Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved.Forward-looking statements are statements concerning the Company’s current beliefs, plans, objectives and expectations about the future, including but not limited to statements and information made concerning: statements relating to the business, prospects and future activities of, and development plans related to the Company,exploration activities, the adequacy of financial resources,anticipated production, processing and recoveries, mineral reserve and resource estimates, mining efficiencies and access to mineral reserves, goals, strategies, future growth, planned future acquisitions, anticipated C1 cash costs, achievement of and timing for achievement of any key milestones including timing for completion and delivery of a pre-feasibility study, construction of the twin decline and timing for work streams for preparation of a feasibility study for the Timok Upper Zone Project andother events or conditions that may occur in the future regarding the Company or its projects.

The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.These risks, uncertainties and factors include general business, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in project parameters; changes in costs, including labour, infrastructure, operating and production costs; future prices of copper, gold, zinc, silver and other minerals; resource estimates and variations of mineral grade or recovery rates; metallurgical challenges; operating or technical difficulties in connection with exploration; land acquisition; mining method, production profile and mine plan; other development or mining activities, including the failure of plant, equipment or processes to operate as anticipated; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to maintain and renew existing licenses and permits and the ability to obtain other required licences and permits in a timely manner or at all; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining businessincluding, without limitation, other risks that are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2016 (the “AIF”) and the Company’s management discussion and analysis for the fiscal year ended December 31, 2017 (the “MD&A”), which are incorporated herein by reference.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our AIF and MD&A, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Peter Kukielski” Peter Kukielski President & Chief Executive Officer	For further information, contact: Heather Taylor Nevsun Investor Relations Tel: +1 604 623 4712 Toll free: 1 888 600 2200 Email: htaylor@nevsun.com Website: www.nevsun.com